EXHIBIT 6.6

Waiver and Release of any Amounts Due Under Consulting Agreement

The undersigned, Struxurety and its principal Scott W. Absher, do hereby waive and release ShiftPixy, Inc. from any amounts due and not paid under a consulting agreement with Struxurety which was to draw a $12,000 monthly retainer from ShiftPixy for Mr. Absher's role in the early stage work completed for ShiftPixy.

Struxurety

/s/ Scott W. Absher

Scott W. Absher, Principal

/s/ Scott W. Absher

Scott W. Absher, Individually